Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended										12 Weeks Ended
	Dec. 31,		Dec. 30,		Dec. 29,		Jan. 3,		Jan. 2,		Mar. 28,		Mar. 27,
(In thousands, except ratios)	2005		2006		2007		2009		2010		2009		2010

Fixed Charges:
Interest expense on Indebtedness	$27,877		30,840		28,088		26,466		24,372		5,304		5,258

Rent expense (1/3 of total rent expense)	10,386		9,966		9,057		9,496		10,318		2,332		2,401

Total fixed charges	$38,263		40,806		37,145		35,962		34,690		7,636		7,659

Earnings:
Income (loss) before provision for income taxes	$63,721		(21,689)		53,015		53,791		23,750		17,526		13,330

Fixed charges	38,263		40,806		37,145		35,962		34,690		7,636		7,659

Total earnings	$101,984		19,117		90,160		89,753		58,440		25,162		20,989

Ratio	2.67	x	0.47	x	2.43	x	2.50	x	1.68	x	3.30	x	2.74	x

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